# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETHZilla Corp, CIK 0001690080
CUSIP: 68236V401
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2875 SOUTH OCEAN, SUITE 200, PALM BEACH, Florida (FL), 33480
Date of event which requires filing of this statement: 12/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001886786

## Reporting persons
- Zippy, Inc. /DE: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,333,332; shared voting power 0; sole dispositive power 1,333,332; shared dispositive power 0; aggregate amount beneficially owned 1,333,332 (7.1% of the class)

## Item 1. Issuer
Name of issuer: ETHZilla Corp
Address of issuer's principal executive offices: 2875 SOUTH OCEAN, SUITE 200, PALM BEACH, FLORIDA, 33480.

## Item 2. Person Filing
Name of person filing: Zippy, Inc.
Address of principal business office or, if none, residence: 2807 Allen Street, Suite 335, Dallas, TX 75204
Citizenship: The Reporting Person is a corporation formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,333,332
Percent of class:
7.1%

(i) The percentage reported in this Schedule 13G is based upon 17,234,491 shares of common stock outstanding and the common stock issuances described within the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on December 10, 2025.
Sole power to vote or to direct the vote: 1,333,332
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,333,332
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Zippy, Inc. /DE: /s/ Jordan Bucy, Jordan Bucy, Co-Founder and President (12/15/2025)